ECHOSTAR COMMUNICATIONS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112
RESPONSE TO SEC LETTER OF December 7, 2007
January 14, 2008
Via EDGAR and FedEx
Kathleen Krebs
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	EchoStar Communications Corporation (“EchoStar”)
Definitive Schedule 14A for the fiscal year ended December 31, 2006
Filed April 5, 2007
File No. 1-26176
Dear Ms. Krebs:
We are supplying the following responses to the comments contained in your letter dated December 7, 2007, regarding the above-referenced document. Our responses are numbered in accordance with the numbered comments in your letter.
Definitive Schedule 14A for the fiscal year ended December 31, 2006
Executive Compensation Process, page 9
1.	We have considered your request to prior comments four and six in our letter dated August 21, 2007. Even if the Board, the compensation committee and Mr. Ergen do not assign specific weights to any factors, you still must discuss the factors they considered and how their consideration of the company or individual performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. Please confirm in your response letter your understanding that your compensation discussion and analysis should provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation to each named executive officer.
EchoStar acknowledges the Staff’s comment and the discussions with the Staff in the context of comments received on the Registration Statement on Form 10 (File No. 001-33807) of EchoStar Holding Corporation (the “Form 10”). EchoStar will include in
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Kathleen Krebs
United States Securities and Exchange Commission

future filings enhanced disclosure including an analysis of how our Board of Directors and Compensation Committee arrived at and why we paid each of the particular levels and form of compensation to each of EchoStar’s named executive officers. In future filings EchoStar intends to include disclosure comparable to that included on pages 94-104 of Exhibit 99.1 to the Form 10.
Incentive Compensation, page 10
2.	We have considered your request to prior comments seven and nine in our letter dated August 21, 2007. We are unable to evaluate your responses without more information. Please provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm and should be afforded confidential treatment. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. You should address separately each type of performance target you used (whether for cash or equity incentives or other compensation) and explain how disclosure could lead to competitive harm.
EchoStar acknowledges the Staff’s comment and the discussions held in the context of the Form 10. EchoStar intends to include in future filings enhanced disclosure relating to its performance plans, including the specific performance targets and threshold levels that must be reached for payments to our named executive officers under our performance plans, comparable to the information disclosed on page 101 of Exhibit 99.1 to the Form 10. Specifically, the 1999 LTIP provided key employees with stock options that will become exercisable if ECC becomes the largest DBS provider measured by total subscribers by December 31, 2008. Similarly, options granted under the 2005 LTIP do not become exercisable until ECC reaches a milestone of 15 million subscribers.
3.	We have considered your request to prior comments seven and nine in our letter dated August 21, 2007. Please note that, in addition to disclosing the percentage of an executive officer’s salary the officer may receive upon satisfaction of all applicable goals and other criteria, you also should discuss any threshold, target and maximum amounts each executive officer may receive under each incentive plan. For example, you disclose on page 11 that the performance goals under the 2006 Cash Incentive Plan were only partially achieved during 2006, but you made payouts under the plan for those goals that were obtained.
In response to the Staff’s comment and the discussions in the context of the Form 10, EchoStar will include in future filings the threshold, target and maximum amounts each named executive officer may receive under each incentive plan comparable to the disclosure included on pages 100-101 of Exhibit 99.1 to the Form 10.
Specifically, for 2006, cash incentives were payable to each named executive officer if a combination of certain pre-determined corporate goals were met by ECC and individual and/or departmental goals were met by that named executive officer. ECC’s
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Kathleen Krebs
United States Securities and Exchange Commission

compensation committee, with input from Mr. Ergen, based the corporate goals on key metrics for growth and profitability established by Mr. Ergen and the compensation committee for 2006. These corporate goals were: (a) net subscriber growth — met if ECC added at least 1,000,000 net subscribers in 2006; (b) fastest growing DBS provider — met if ECC was the leading DBS provider in terms of net new subscribers in 2006; and (c) financial — met if ECC’s earnings before interest and taxes exceeded $1.4 billion in 2006 (collectively the “Corporate Goals”).
Mr. Ergen’s maximum target payout was 100% of his base salary in 2006. All of Mr. Ergen’s cash incentive payments required as a condition that the net subscriber growth goal was met. If the net subscriber growth goal was met, 25% of the maximum cash incentive payment would be payable. In addition if: (a) the earnings before interest and taxes goal was reached, an additional 25% of the maximum cash incentive payment would be payable; and (b) EchoStar had hired a Chief Operating Officer by August 31, 2006, an additional 50% of the maximum cash incentive payment would be payable. Mr. Ergen informed the compensation committee of ECC in early 2007 that he would decline to accept any distributions that he would otherwise be entitled to receive under the 2006 Cash Incentive Plan.
Messrs. Vogel, Moskowitz, Rayner and Daines were each entitled to receive a maximum target payout under the 2006 Cash Incentive Plan in an amount equal to the greater of (a) 50% of base salary in 2006 and (b) $200,000. Mr. Han was eligible to receive a maximum target payout of $50,000 (which amount was determined based on Mr. Han’s commencement of employment with ECC on September 28, 2006). No cash incentive payment was payable to Messrs. Vogel, Moskowitz, Rayner, Daines, or Han unless either the net subscriber growth goal or the fastest growing DBS provider goal were met. If either of these goals were met, (a) 25% of the maximum cash incentive payment would be payable if the net subscriber growth goal was reached, (b) 25% of the maximum cash incentive payment would be payable if the fastest growing DBS provider goal was reached, (c) 25% of the maximum cash incentive payment would be payable if the financial goal was reached, and (d) 25% of the maximum cash incentive payment would be payable if the named executive officer achieved an individual goal and/or the named executive officer’s department achieved department-specific goals as determined by the compensation committee based on Mr. Ergen’s recommendation. Furthermore, if either the net subscriber growth or fastest growing DBS provider goals were met, for each 1% increase above the target net subscriber growth number (up to a maximum of 10%), each of these named executive officers would also be entitled to an additional cash incentive payment of 0.25% of the maximum target payout (up to a maximum of 2.5% of the maximum target payout).
The departmental and individual goals for Mr. Daines consisted of quantitative and qualitative goals relating to product deployment. The departmental and individual goals for Mr. Han and Mr. Rayner consisted of quantitative and qualitative goals relating primarily to the achievement of certain company-wide cost-reductions. The departmental and individual goals for Mr. Moskowitz consisted of qualitative goals relating to training
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Ms. Kathleen Krebs
United States Securities and Exchange Commission

and process improvements. The departmental and individual goals for Mr. Vogel consisted of quantitative and qualitative goals relating to programming revenue. Based on Mr. Ergen’s review of the departmental and individual goals for each named executive officer and Mr. Ergen’s subjective weighting of particular departmental and individual goals and whether they were achieved, Messrs. Vogel, Moskowitz, Rayner, Daines and Han were awarded 60%, 40%, 50%, 100% and 60% respectively, of the maximum payout attributable to their departmental and individual goals.
In 2006, both the net subscriber growth and fastest growing DBS provider goals were met and 50% of the maximum payout was made to each of the named executive officers as a result of the achievement of these goals. An additional payout of 1.5% of the maximum target payout was made to each of the named executive officers because 106% of the net subscriber growth goal was achieved. No payout was made with respect to the earnings before interest and taxes goal because it was not achieved. After taking into account the corporate goals that were achieved, and the compensation committee’s review, after consultation with Mr. Ergen, of whether the named executive officer’s department achieved any or all of the department-specific goals, ECC made cash incentive payouts of $153,00 to O. Nolan Daines, $33,250 to Bernard L. Han, $123,000 to David K. Moskowitz, $128,000 to David Rayner, and $133,000 to Carl E. Vogel.
We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please call me at 303-723-1611. I can also be reached by fax at 303-723-2050.

Very Truly Yours, ECHOSTAR COMMUNICATIONS CORPORATION
/s/ R. Stanton Dodge
R. Stanton Dodge
Executive Vice President, General Counsel and Secretary

9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299